

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2014

<u>Via E-mail</u>
Wei-Rur Chen
Chief Executive Officer, President and Chief Financial Officer
ColorStars Group
10F, No. 566 Jung Jeng Rd.
Sindian District
New Taipei City 231
Taiwan, R.O.C.

> **Re:** **ColorStars Group**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 11, 2014**
> **File No. 0-54107**

Dear Mr. Chen:

    We refer you to our comment letter dated June 30, 2014 regarding potential business contacts with Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Steven N. Gribben, Esq.
       Gribben & Associates, Inc.

       Larry Spirgel
       Assistant Director
       Division of Corporation Finance